Exhibit 4.01

DESCRIPTION OF SECURITIES

The following description of our capital stock, certain provisions of our restated certificate of incorporation and amended and restated bylaws and certain provisions of the Delaware General Corporation Law (the “DGCL”) is a summary and is qualified in its entirety by reference to our restated certificate of incorporation, amended and restated bylaws and the DGCL. Copies of our restated certificate of incorporation and our amended and restated bylaws are filed as exhibits to our annual reports on Form 10-K filed with the SEC.

Capital Stock

Our authorized capital stock consists of 4,000,000,000 shares of common stock, $0.0001 par value, and 100,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. To be elected in an uncontested election for board members, a director nominee must receive more votes “for” than “against” by shares present in person or by proxy and entitled to vote. In a contested election for board members, the board members are elected by a plurality of shares present in person or by proxy and entitled to vote.

Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Single Class Capital Structure

We have a single class common equity capital structure with all stockholders entitled to vote for director nominees. Each holder of our common stock has one vote per share.

Annual Director Elections

Directors are elected at the annual meeting of stockholders and each director serves until the next annual election and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. At any meeting of stockholders for the election of directors at which a quorum is present, the election is determined by a majority of the votes cast by the stockholders entitled to vote in the election. Under our amended and restated bylaws and governance guidelines of the board of directors, each director submits an advance, contingent and irrevocable resignation that the board of directors may accept if the stockholders do not re-elect such director. In the case of a contested election, the election is determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Special Stockholder Meetings

Our restated certificate of incorporation provides that special meetings of the stockholders of the corporation may only be called by (1) the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, (2) the chairman of the board, (3) the chief executive officer or (4) subject to certain procedures and conditions set forth therein, by our corporate secretary at the written request of one or more stockholders of record who have continuously held, for their own account or on behalf of others, beneficial ownership of at least a twenty percent (20%) “net long position” (as described in our restated certificate of incorporation) of our outstanding common stock for at least thirty (30) days prior to the delivery of such request. Until such time as a single stockholder, or “group” of stockholders who have filed as such under

Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our common stock, owns at least a majority of our outstanding common stock entitled to vote generally in the election of directors, no stockholder is permitted to propose the election, removal or replacement of directors at stockholder requested special meetings.

Proxy Access

Our restated certificate of incorporation provides that, in certain circumstances, a stockholder or group of up to twenty (20) stockholders may include director candidates that they have nominated in our annual meeting proxy materials. Such stockholder or group of stockholders need to own three percent (3%) or more of our issued and outstanding common stock continuously for at least thirty-six (36) months. The number of stockholder nominated candidates appearing in any of our annual meeting proxy materials cannot exceed twenty percent (20%) of the number of directors then serving on our board of directors, rounded down to the nearest whole number, subject to reduction in certain circumstances, including where stockholders have nominated candidates for election at the same meeting outside the proxy access process. The nominating stockholder or group of stockholders is also required to deliver certain information and undertakings, and each nominee is required to meet certain qualifications, as described in more detail in the restated certificate of incorporation.

No Supermajority Provisions

Other than with respect to the interested stockholder provision described below in “Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws-Interested Stockholder Provision,” our restated certificate of incorporation and amended and restated bylaws do not have supermajority voting provisions, and stockholders can approve binding bylaw amendments with a simple majority vote.

Exclusive Forum

Our restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or other employees to us or our stockholders, (3) any action asserting a claim against the us or any of our directors or officers or other employees arising pursuant to any provision of the DGCL or our restated certificate of incorporation or the amended and restated bylaws (as either may be amended from time to time) or (4) any action asserting a claim against us or any of our directors or officers or other employees governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of the DGCL and our restated certificate of incorporation and amended and restated bylaws could potentially impact the prospect of an acquisition of our company by means of a tender offer, a proxy contest or otherwise, or affect the ability to remove incumbent officers and directors. These provisions may discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and may encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Size of Board and Vacancies

Our amended and restated bylaws provide that the number of directors on our board of directors is fixed from time to time exclusively by our board of directors. Any vacancies created in our board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement or removal from service will be filled only by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director.

Interested Stockholder Provision

We elected not to be governed by Section 203 of the DGCL, an anti-takeover statute that prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Our restated certificate of incorporation, however, contains a provision that generally mirrors Section 203 of the DGCL, except that an “interested shareholder” under the interested stockholder provision in the restated certificate of incorporation is defined to be a person or entity who, together with its affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) twenty percent (20%) or more of a corporation’s voting stock (Section 203 of the DGCL sets this threshold at fifteen percent (15%)). The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Stockholder Action by Written Consent

Our restated certificate of incorporation provides that stockholders may not act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s restated certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that our board of directors possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “PYPL.”